UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)

Allin Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

019924 10 9

(CUSIP Number)

Copy to:

Henry Posner, Jr.	Bryan D. Rosenberger, Esq.
381 Mansfield Avenue	Eckert Seamans Cherin & Mellott, LLC
Suite 500	44th Floor, 600 Grant Street
Pittsburgh, PA 15220	Pittsburgh, PA 15219
(412) 928-8800	(412) 566-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 31, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

SCHEDULE 13D

CUSIP No. 019924 10 9

1.	Name of Reporting Person: Henry Posner, Jr. I.R.S. Identification No.:
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds: Not Applicable
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 5,175,372 (1) 8. Shared Voting Power: 101,000 9. Sole Dispositive Power: 5,175,372 (1) 10. Shared Dispositive Power: 101,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,276,372 (1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11): 48.7%(1)
14.	Type of Reporting Person: IN

(1)	See response to Item 5.

This statement amends Items 4 and 5 of the Schedule 13D of Henry Posner, Jr. (the “Reporting Person”) dated November 6, 1996, as amended by Amendment No. 1 thereto dated December 20, 1996, Amendment No. 2 thereto dated December 6, 1997, Amendment No. 3 thereto dated December 31, 1998, Amendment No. 4 thereto dated December 30, 1999, Amendment No. 5 thereto dated December 29, 2000, Amendment No. 6 thereto dated March 14, 2002 and Amendment No. 7 thereto dated April 15, 2002 (as so amended, the “Schedule 13D”). All capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

This statement reports various transactions and events that have occurred since May 15, 2002, the filing date of the last amendment to the Reporting Person’s Schedule 13D, that have affected the Reporting Person’s beneficial ownership of the Company’s Common Stock as follows:

(1) The Reporting Person owns 1,500 shares of Series D Preferred Stock which were convertible into an aggregate of 415,225 shares of Common Stock until August 13, 2003 when such conversion right expired pursuant to the terms of the Series D Preferred Stock.

(2) A warrant to purchase 352,941 shares of Common Stock acquired by the Reporting Person on August 13, 1998 expired by its own terms on August 13, 2003.

(3) The Reporting Person owns 675 shares of Series F Preferred Stock which were convertible into an aggregate of 343,336 shares of Common Stock until May 31, 2004 when such conversion right expired pursuant to the terms of the Series F Preferred Stock.

Current information as to the beneficial ownership of equity securities of the Company by the Reporting Person is set forth in Item 5.

Item 4. Purpose of Transaction.

The Reporting Person has no present plans or proposals to change the Company’s business, corporate structure, capitalization, management or dividend policy.

The Reporting Person has no present plans or proposals which relate to or would result in any of the following (although the Reporting Person reserves the right to develop such plans or proposals or any other plans relating to the Company and to take action with respect thereto): (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company’s business or corporate structure; (vii) changes in the Company’s certificate of incorporation, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii)

causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

The Reporting Person, without the consent of the Company, may purchase or sell shares of Common Stock in the open market or in private transactions at any time. The Reporting Person also has the right to convert the shares of Series G Preferred Stock he holds into shares of Common Stock and to exercise the warrant to purchase 645,714 shares of Common Stock he acquired in 2000 (the “Warrant”). See Item 5.

Item 5. Interest in Securities of Issuer.

The number of shares of Common Stock issued and outstanding and the percentage calculations resulting therefrom in this Item 5 are based on 6,967,339 shares of Common Stock outstanding as reported in the Company’s quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2004. The Company has informed the Reporting Person that there are 150 shares of Series G Preferred Stock issued and outstanding.

The 113 shares of Series G Preferred Stock held by the Reporting Person are convertible into 3,228,571 shares of Common Stock and the Warrant is exercisable for 645,714 shares of Common Stock. There is no fixed expiration date for the conversion feature of the Series G Preferred Stock. However, the Company may redeem the Series G Preferred Stock at any time after December 29, 2005. If not exercised or terminated sooner, the Warrant will expire by its own terms on December 29, 2005.

The Reporting Person beneficially owns and has sole voting and dispositive power with respect to 1,301,087 shares of Common Stock and beneficially owns and has shared voting and dispositive power with respect to 101,000 shares of Common Stock, collectively representing approximately 20.1% of the shares of Common Stock outstanding. The holders of Series G Preferred Stock are entitled to 5,295 votes per share, and, generally, such holders will vote together with the holders of the Common Stock as a single class. Therefore, the 1,402,087 shares of outstanding Common Stock and the 113 shares of outstanding Series G Preferred Stock beneficially owned by the Reporting Person represent approximately 25.8% of the combined voting power of Company’s outstanding voting capital stock.

The Reporting Person may also be deemed to beneficially own the 3,228,571 shares of Common Stock into which the 113 shares of Series G Preferred Stock may be converted and the 645,714 shares of Common Stock for which the Warrant may be exercised. Therefore, the Reporting Person may be deemed to beneficially own an aggregate of 5,276,372 shares of Common Stock representing approximately 48.7% of the shares of Common Stock outstanding, assuming that the 3,228,571 shares of Common Stock issuable upon conversion of the Series G Preferred Stock and the 645,714 shares of Common Stock issuable upon exercise of the Warrants were currently issued and outstanding.

Of the 101,000 shares of Common Stock with respect to which the Reporting Person shares voting and dispositive powers, 100,000 shares are owned by Posner Foundation of Pittsburgh (the “Foundation”) and 1,000 shares are owned by the Robert B. Posner-Trust 89 (the “Trust”). The Reporting Person is a trustee of the Foundation and the Trust, and as such, also shares the power to direct the receipt of dividends from, and the proceeds of any sale of, shares owned by the Foundation and the Trust with, respectively, the other trustees of the Foundation, Helen M. Posner, Henry Posner, III, James T. Posner and Paul M. Posner, and the other trustees of the Trust, Helen M. Posner and Fred W. George (collectively, the “Other Trustees”).

Each of the Other Trustees is a United States citizen. During the past five years, none of the Other Trustees have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws. Set forth in Schedule I hereto is additional information concerning the Other Trustees.

The shares reported herein as beneficially owned by the Reporting Person do not include 1,000 shares of Common Stock owned by the Reporting Person’s spouse and 2,000 shares of Common Stock held by trusts of which such spouse is a trustee.

The Reporting Person also owns 7,647.0588 shares of the Company’s Series C Preferred Stock, 1,500 shares of the Company’s Series D Preferred Stock and 675 shares of the Company’s Series F Preferred Stock, none of which are convertible into shares of Common Stock.

No transactions in Common Stock were effected during the past 60 days by the Reporting Person.

Signatures.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 7, 2004 Date	By:	/s/ Henry Posner, Jr.
Henry Posner, Jr.

Schedule I

Information Concerning the Other Trustees

Posner Foundation of Pittsburgh:

Helen M. Posner

1071 Lyndhurst Drive

Pittsburgh, PA 15206

Henry Posner, III

Chairman of Railroad Development Corporation, an entity which manages regional railroad operations in the United States and abroad, and Vice President of Hawthorne Group, Inc., an entity which provides management services. Both have their principal executive offices located at 381 Mansfield Avenue, Suite 500, Pittsburgh, Pennsylvania 15220.

James T. Posner

Private investor

629 East Palace Avenue, #5

Santa Fe, New Mexico 87501

Paul M. Posner

President of Allegheny Communications, an entity engaged in the business of telecommunications, having its principal executive offices at 1999 Gulfmart, Suite 514, San Antonio, Texas 78217

Robert B. Posner-Trust 89:

Helen M Posner

(see above)

Fred W. George

Attorney

Eckert Seamans Cherin & Mellott, LLC

600 Grant Street, 44th Floor

Pittsburgh, PA 15219